Geron Corporation 919 E. Hillsdale Blvd., Suite 250 Foster City, CA 94404 +1 650 473 7770 main +1 650 473 7750 fax www.geron.com

VIA EDGAR

October 7, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Abby Adams

Re:	Geron Corporation
Acceleration Request for Registration Statement on Form S-3
File No. 333-248637

Dear Ms. Adams:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on October 9, 2020 or as soon thereafter as is practicable.

The registrant requests that it be notified of such effectiveness by a telephone call to Olivia Bloom at (650) 473-7718, or in her absence, Chadwick Mills at (650) 843-5654.

Sincerely,

Geron Corporation

By:	/s/ Olivia Bloom
Olivia K. Bloom
Executive Vice President, Finance and Chief Financial Officer

cc:	Chadwick L. Mills, Esq.